MANAGEMENT?S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Earnings for the year ended December 31, 1998 of $2,865,000 were 13% above comparable earnings for 1997 of $2,536,000, and 34% above earnings for 1996 of $2,145,000. Earnings for 1998 were lowered by non-recurring expenses for the merger with Whipple and Company, P.C. ("Whipple") that occurred in the first quarter of 1998. These expenses reduced net earnings approximately $100,000. If these expenses were excluded from 1998 results, earnings increased to $2,965,000, an increase of 17% over the 1997 earnings and 38% over the 1996 earnings.

The merger was accounted for as a pooling-of-interests business combination, and all historical amounts have been restated to include the financial results of Whipple as if the merger had occurred at the beginning of all time periods presented in this Annual Report.

Net earnings during each of the three years ended December 31, 1998, by source of revenue and income, is presented below to provide an overall perspective of the results of each of the Company's operations.

       					               	      Amounts are After Income Taxes
						                         1998            		1997		             1996
							                            Per*		             Per*	            	Per*
					                     Amount 	Share      	Amount 	Share     	Amount	Share
Fee income	        			$  198,000  	$.07  	$  (43,000)	$(.01)	$  106,000 	$.04
Commissions and investment
   income	               273,000   	.09     	411,000   	.14    	425,000  	.14
Equity in earnings of
  First Indiana	       2,929,000   	.99    	2,693,000  	.91  	2,137,000  	.73
                       ---------   ----     ---------   ---   ---------   ---
					                  3,400,000  	1.15    	3,061,000 	1.04  	2,668,000  	.91
General corporate
  expenses	             (435,000) 	(.15)	   (525,000)	 (.18)  	(523,000)	(.18)
Net income before
  merger expenses     	2,965,000  	1.00   	2,536,000    	.86  	2,145,000 	.73
Merger expenses		      	(100,000) 	(.03)	        ---    	---  	      --- 	---
                       ---------    ---    ---------     ---   ---------  ---
Net income        				$2,865,000  	$.97  	$2,536,000   	$.86 	$2,145,000	$.73
                       =========    ===    =========     ===   =========  ===

*  Per average diluted share outstanding.

Fee income and commissions and investment income represent the Company's direct operations in the financial services industry. The operations consist of two divisions of the Company: Somerset Financial Services division and First Indiana Investor Services division.

Fee income is generated by Somerset Financial Services that was formed in 1998 as a result of the merger with Whipple. The merger combined the Company's former financial advisory and asset management operations with the operations of Whipple. Services provided by this division are paid for on an independent consulting fee only basis, with no revenue generated from the sale of any products. Commission income is generated by First Indiana Investor Services. Operations consist of an insurance agency and an investment-marketing department that offers non- Federal Deposit Insurance Corporation ("FDIC") insured insurance and investment products primarily to customers of First Indiana Bank. Revenue is commission based from the insurance companies and investment product issuers it represents. Also included in this category is income generated from the Company's own investment portfolio.

FEES, COMMISSIONS AND INVESTMENT INCOME

Revenue from fees, commissions and investment income for the three years ended December 31, 1998 were as follows:

                       			      1998          		1997         		1996
Fee revenue			            	$6,386,000     	$5,765,000     	$5,069,000
Commission revenue		          941,000	     	1,084,000	     	1,006,000
                            ---------      ----------       ---------
			                       		7,327,000	     	6,849,000     		6,075,000
Investment income			          329,000	        393,000	        457,000
                            ---------       ---------        --------
				                      	$7,656,000     	$7,242,000		    $6,532,000
                            =========       =========       =========


                                      -10-
Revenue from fees and commissions during 1998 of $7,327,000 represented an increase of 7% over 1997 revenue of $6,849,000, and a 21% increase over 1996 revenue of $6,075,000. Increased fee income for health care consulting, investment and wealth management, and tax preparation and consulting services were the service specialties primarily responsible for the increase. These increases more than offset the loss of revenue in 1998 from attestation services. Attestation services included financial statement audits, compilations and reviews. The business providing these services was sold by Whipple & Company P.C. prior to the merger of Whipple with Somerset. Revenue for performance of these attestation services is included in 1997 and 1996 revenue, with no such revenue in 1998. The Company has recently implemented strategies to expand the range of consulting services it offers and to increase revenue.
These include a group purchasing service for medical practices and expansion of investment and wealth management services.


Commission revenue from the sale of insurance and investment products for 1998 declined $143,000, or 13% compared to 1997, and were 6% below 1996. The decline is attributed to several factors including an interest rate environment that caused downward pressure on sales of fixed rate annuities, the division's primary product. During 1998, the division made significant progress in expanding its sales focus into other investment products such as variable annuities, mutual funds, stocks, and fixed income securities. While sales of these products assisted in maintaining a reasonable level of product sales, the commissions received for such sales are generally lower than that on fixed rate annuities. In the latter part of 1998, the division began focusing on sales to individuals outside of its alliaance with First Indiana Bank
(the "Bank") in order to increase revenue while continuing to service customers of the Bank.

Investment income decreased in each of the three years primarily from a decrease in the average amount of net cash available for investments. It is anticipated that short-term investments will continue to decline in the future as cash is used to expand operations.

EQUITY IN EARNINGS OF FIRST INDIANA CORPORATION

The Company's equity in earnings of First Indiana Corporation ("First Indiana") of $4,130,000 was 6.4% above 1997 and 38% above the amount for 1996. The year ended December 31, 1996 included an industry-wide special assessment to recapitalize the Savings Association Insurance Fund. The negative effect of this assessment was $852,000 on income before income taxes. Excluding this one-time expense, equity income amounted to $3,855,000. The 1998 equity income represented a 7% increase over this $3,855,000 comparable amount. This one-time charge resulted in an ongoing reduction in deposit premiums beginning in 1997.

First Indiana posted record earnings in 1998 while sustaining substantial asset growth. Total assets increased 11.3% and amounted to $1.8 billion compared to $1.6 billion at December 31, 1997.

Loans outstanding grew 13%, to $1.5 billion at December 31, 1998 from $1.4
billion at year-end 1997.   Total loan originations eclipsed all previous
records, amounting to $1.5 billion, a 35% increase over 1997's record levels. The significant growth in First Indiana's loan portfolios contributed to net interest income of $62.8 million, a slight decrease from $63.0 million in 1997. The decrease arises from a compressed net interest margin due to lower loan yields in the current interest rate environment.

The increase in loans occurred in all of First Indiana's targeted portfolios. Loans to business increased 44%, construction loans grew 19%, and consumer loans grew 6% during 1998 compared with 1997.

Through the sale of residential and consumer loans in the secondary market, First Indiana earned $9.4 million before income taxes in non-interest income, a 92% increase over 1997 income of $4.9 million. Total non-interest income was $23.8 million, a 32% increase over $18 million in 1997.

First Indiana experienced a favorable trend in loan charge-offs during 1998.
Net loan charge-offs were $6.5 million during 1998, compared with $7.1 million in 1997. The allowance for losses on loans and real estate owned at December 31 1998 was $26.2 million.

For a more detailed discussion of the Results of Operations of First Indiana Corporation, please refer to the Form 10-K of First Indiana Corporation, filed with the Securities and Exchange Commission under File Number 0-14354.

OPERATING EXPENSES

Operating expenses of $7,785,000 for 1998 represented a 3% increase over the $7,558,000 expended in 1997, and 21% above the same expenses in 1996. Expenses for 1998 included direct merger expenses of $163,000 that were one-time and non-recurring in nature. Excluding these expenses, operating expenses for 1998 amounted to $7,622,000, or 1% above 1997 expenses, and 19% above the 1996 expenses.

As a percentage of revenue and income, the $7,622,000 incurred in 1998 was 65% (35% margin), an improvement over the 68% ratio (32% margin) of 1997 and the 67% ratio (33% margin) in 1996. These percentages of revenue and income are indicative of operating efficiencies achieved by the merger, and we are pleased that they were achieved during the first year of merged operations.

We expect operating expenses, measured as a percentage of revenue and income, to continue to decrease in future periods. During 1998, the Company incurred general and administrative expenses and marketing expenses that were an indirect result of combining operations and should not be as high in future periods. In addition, during the fourth quarter of 1998, professional staff was added in the Somerset Financial Services division. The addition of these talented individuals with industry experience was in response to continued demands and anticipated demand dfor our investment and wealth management and specialty consulting services. However, they represent an investment for future growth and reduced earnings in the short term. Their full potential is not expected to be reflected in financial results until 1999 and beyond.

FINANCIAL CONDITION AND LIQUIDITY

The financial condition and liquidity of the Company was excellent at December 31, 1998. The Company was also in a very sound position at the end of 1997. Because of 1995 sales of all construction industry operating assets, and the Company's operating activities since 1995 providing additional positive cash flow, the Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in additional acquisitions and the expansion of existing financial service operations.

At December 31, 1998, the Company had a high ratio of current assets to current liabilities of 14.8 to one, compared to 6.7 to one at December 31, 1997. In addition, 68% of the current assets consisted of cash, cash equivalents and short-term investments. Net working capital was $5.8 million at December 31, 1998, compared to $6.3 million at the end of 1997. This decrease is primarily attributable to the use of cash to purchase additional shares of First Indiana and to retire all outstanding debt of Whipple that existed at the date of the merger. The Company had no debt at December 31, 1998. Outstanding debt at December 31, 1997 of $502,000 was retired in 1998. Shareholders' equity increased to $35,463,000 at December 31, 1998, from $33,460,000 at the end of 1997. The book value per share was $12.26 at December 31, 1998, compared to $11.55 at December 31, 1997, an increase of 6.1%.

Generally Accepted Accounting Principles ("GAAP") require the Company to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires us to record our investment in First Indiana at a net carrying value, which represents our acquisition cost of First Indiana shares, plus our equity share of First Indiana's net income. Under certain circumstances, the tax liability recorded in this manner (approximately $8.9 million) may not be paid. The market value of our investment in First Indiana at December 31, 1998 was approximately $55 million, or $19 million greater than the investment carrying amount reflected in our balance sheet at December 31, 1998.

Operating activities during 1998 provided $734,000 of cash, compared to $1,123,000 in 1997. The two primary causes of this decrease were an increase in trade accounts, notes and other receivables and a comparative decrease in non-cash deferred income tax expense. The increase in receivables was primarily a result of the timing of the completion of services that occurred late in 1998 and the overall increase in revenue and operating levels. The comparative lower deferred income tax expense was a result of the change of the method of filing taxes for Whipple from cash basis accounting to accrual basis accounting, which caused a reversal of taxes previously deferred at December 31, 1997.

The Company purchased 40,500 shares of First Indiana common stock at a cost of $990,000, and spent $207,000 for equipment; primarily computers and software to bring systems into readiness for the Year 2000.

The Company paid $522,000 in cash dividends to its shareholders in 1998, at an annual rate of $.18 per share, the same as the rate paid in 1997. The $.18 per share paid in 1997 represented a 12.5% increase over the dividend paid in 1996. The increase in the dollar amount of dividends paid during 1998 was caused by an increase in the number of shares outstanding, primarily as a result of the shares issued in the Whipple merger. Dividends paid during 1998 represented 71% of cash flow from operations, compared to 41% in 1997, and 28% in 1996.

In the later part of 1998, the Company repurchased 23,465 shares of its common stock, at a cost of $464,000, and reissued 6,094 shares of common stock for proceeds of $88,000. The shares were reissued pursuant to stock option grants that were exercised during the year.

Proceeds from the sale of short-term investments amounted to $1,533,000. The investments were sold to provide funding for the uses of cash previously described.

Management anticipates that expansion activities, including future purchase of property and equipment, will be funded from available cash and short-term investments. A major acquisition could require the use of bank debt and/or the issuance of additional shares of common stock.

The Company is a registered savings and loan holding company and is subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.

IMPACT OF ACCOUNTING STANDARDS NOT YET ADOPTED

During 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that the costs of start-up activities, including organization costs, be expensed as incurred. It further requires that any such costs capitalized in prior periods be charged to expense. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998.
The Company will adopt SOP 98-5 effective January 1, 1999. Concurrent with the adoption, the Company will charge $189,000 to expense that will be reported as the cumulative effect of a change in accounting principle in the first quarter of 1999.

Other pronouncements by the Financial Accounting Standards Board and the American Institute of Certified Public Accountants during 1998 have either been adopted by the Company or are not applicable to the Company's consolidated financial statements.

YEAR 2000 READINESS

The Year 2000 issue refers to shortcomings which exist in some current computer hardware and software that preclude the correct calculation of date-sensitive information from, into, and between the twentieth and twenty-first centuries, including leap year calculations. The Company is subject to regulations of two governmental agencies in connection with review of its state of readiness. The Company's operations of the First Indiana Investor Services division is subject to review by the Federal Financial Institutions Examination Council ("FFIEC") and its Somerset Financial Services division, as a Registered Investment Advisor is subject to review by the Securities and Exchange Commission ("SEC"). Both the FFIEC and the SEC require us to assess the Company's and its vendors' ability to be Year 2000 ready by June 30, 1999 for all mission critical systems. Because the Company relies on technology for transaction processing, preparing for the Year 2000 is a critical focus of resources.

All hardware and software vendors, as well as significant other vendors, have been identified and contacted. The Company identified potential Year 2000 readiness issues and developed action plans and contingency plans for each issue. During 1998, the Company tested systems for purposes of validating Year 2000 readiness, upgraded and replaced existing hardware, software, and embedded systems, and implemented contingency plans in the event a particular vendor will not assist the company in its Year 2000 efforts. A team is monitoring significant vendor relationships to ensure that no issues arise which will cause management to doubt the ability of the vendor to be adequately prepared for the Year 2000 and thus possibly impact the Comapny's ability to conduct business beyond the century change.

The Company uses external data service bureaus for processing and reporting of some customer data. Proxy testing has been conducted on the mission critical aspects with the service bureaus.

The Company completed an upgrade of personal computer hardware during 1998, at a cost of approximately $140,000, and also completed the installation of replacement vendor supplied software at a cost of approximately $20,000.

At December 31, 1998, all computer hardware is capable of processing data in the Year 2000, and all mission critical software has been tested and determined to be Year 2000 compliant, with the exception of two software systems that are scheduled to be replaced by June 30, 1999. The cost of such upgrades is estimated to be $25,000.

Due to uncertainties associated with Year 2000 problems, the Company's contingency plan in the event that its business or operations are disrupted January 1, 2000, is to focus the resources and professional staff of Paradym Technologies, Inc. immediately on the remediation of any system failure that may have gone undetected. Paradym Technologies, Inc. is a wholly-owned subsidiary of the Company that is in the business of providing information technology services to clients of the Company.

Management sees no internal impact or risk to the Company's ability to operate in the twenty-first century, but it is not possible to assess the financial impact of lost revenue due to Year 2000 issues or future expenditures due to external factors at this time.

INFORMATION ON FORWARD-LOOKING STATEMENTS

The statements in the Annual Report that are not historical are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be realized. Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.